UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         First Federal Bancshares, Inc.
                       (Name of Subject Company (Issuer))

                         First Federal Bancshares, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    32021B103
                      (CUSIP Number of Class of Securities)

                                 James J. Stebor
                      President and Chief Executive Officer
                         First Federal Bancshares, Inc.
                               109 E. Depot Street
                              Colchester, IL 62326
                                 (309) 776-3225
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                              Paul M. Aguggia, Esq.
                              Aaron M. Kaslow, Esq.
                      Muldoon Murphy Faucette & Aguggia LLP
                            5101 Wisconsin Avenue, NW
                             Washington, D.C. 20016
                                 (202) 362-0840

                            CALCULATION OF FILING FEE

            Transaction valuation*                Amount of filing fee
                  $19,040,000                            $3,808

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 560,000 of common stock of First Federal Bancshares, Inc. at the maximum tender offer purchase price of $34.00 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A           Form or Registration Number: N/A
      Filing Party: N/A                     Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[  ] going private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the issuer tender offer of First Federal Bancshares, Inc., a Delaware corporation, to purchase up to 560,000 shares of its common stock, $0.01 par value per share. First Federal Bancshares is offering to purchase these shares at a price not greater than $34.00 nor less than $31.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase, filed herewith as Exhibit 1, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading "Summary" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the subject company is First Federal Bancshares, Inc. The address and telephone number of its principal executive offices are: 109 E. Depot Street, Colchester, IL 62326, (309) 776-3225.

     (b) The subject securities are common stock, $0.01 par value, of First Federal Bancshares, Inc. The number of shares of the subject securities outstanding as of April 1, 2004, is 1,866,291.

     (c) Information about the trading market and price of the subject securities under "Section 8. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The filing person to which this Schedule TO relates is the subject company. For information about the subject company, see
               Item 2.

Each director and executive officer of First Federal Bancshares, Inc. is listed below.

Name                         Business Address and                   Relationship with First Federal
                             Telephone Number                       Bancshares, Inc.
B. Bradford Billings         Blessing Corporate Services, Inc.      Director
                             Broadway at 11th Street
                             P.O. Box 7005
                             Quincy, Illinois 62305
                             (217) 223-8400

Franklin M. Hartzell         Hartzell, Glidden, Tucker & Hartzell   Director
                             P.O. Box 70
                             Cathage, Illinois  62321
                             (217) 357-3121

Murrell Hollis               Retired                                Director
Eldon R. Mette               Retired                                Director
Cathy D. Pendell             First Federal Bank                     Treasurer
                             109 East Depot Street
                             Colchester, Illinois 62326
                             (309) 776-3225

Gerald R. Prunty             Retired                                Director
Dr. Stephan L. Roth          Retired                                Director
James J. Stebor              First Federal Bank                     President and Chief Executive Officer,
                             109 East Depot Street                  Director
                             Colchester, Illinois 62326
                             (309) 776-3225

Richard D. Stephens          Flack McRaven & Stephens               Director
                             32 West Side Square
                             Macomb, Illinois 61422
                             (309) 836-2335

Item 4. Terms of the Transaction.

     (a)-(b) Information about the terms of the transaction under "Summary," "Section 1. Number of Shares; Priority of Purchases; Proration," "Section 2. Tenders by Holders of Fewer than 100 shares," "Section 3. Procedure for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Conditions of the Offer," "Section 11. Source and Amount of Funds," "Section 13. Effects of the Offer on the Market for Shares; Registration under the Exchange Act," "Section 15. Federal Income Tax Consequences," "Section 16. Extension of Tender Period; Termination; Amendments," and "Section 17. Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

               There will be no material differences in the rights of security holders as a result of this transaction.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (e) Information under "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)-(b) The information about the purpose of the transaction under "Summary" and "Section 9. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information about plans or proposals under "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a), (b) and (d)    The information under "Section 11. Source and Amount of
                         Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a) The information under "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

     (b) The information under "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) The information under "Summary" and "Section 17. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     (a)-(b) Not applicable. The tender offer is not subject to any financing condition and the offeror is a public reporting company under
               Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. However, for a better understanding of the effects of the transaction, certain historical and pro forma financial information has been set forth in "Section 10. Information Concerning First Federal Bancshares."

Item 11. Additional Information.

     (a)(1)    Not applicable

     (a)(2)    None


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

     (a)(3)    Not applicable

     (a)(4)    Not applicable

     (a)(5)    None

     (b)       None

Item 12. Exhibits.

     The following exhibits are submitted herewith:

     (a)(1)(i)      Offer to Purchase dated April 16, 2004.
     (a)(1)(ii)     Letter of Transmittal.
     (a)(1)(iii)    Notice of Guaranteed Delivery.
     (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.
     (a)(1)(v) Instruction form for shares held by 401(k) plan participants.
     (a)(2)         None.
     (a)(3)         None.
     (a)(4)         None.
     (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
     (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
     (a)(5)(iii) Form of letter to stockholders dated April 16, 2004 from the President and Chief Executive Officer of First Federal Bancshares.
     (a)(5)(iv)     Form of Question-and-Answer Brochure.
     (a)(5)(v)      Form of Guidelines for Substitute Form W-9.
     (a)(5)(vi)     Press Release.
     (a)(5)(vii)    Form of memo to employees of First Federal Bancshares.
     (b)            None.
     (d)            None.
     (g)            None.
     (h)            None.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2004

                                        FIRST FEDERAL BANCSHARES, INC.


                                        /s/ James J. Stebor
                                        -------------------------------
                                        James J. Stebor
                                        President and Chief Executive Officer

INDEX TO EXHIBITS


     Exhibit        Description
     (a)(1)(i)      Offer to Purchase dated April 16, 2004.
     (a)(1)(ii)     Letter of Transmittal.
     (a)(1)(iii)    Notice of Guaranteed Delivery.
     (a)(1)(iv)     Instruction form for shares held by brokers, dealers,
                    commercial banks, trust companies and other nominees.
     (a)(1)(v)      Instruction form for shares held by 401(k) plan
                    participants.
     (a)(5)(i)      Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
     (a)(5)(ii)     Form of letter to be used by brokers, dealers, commercial
                    banks, trust companies and other nominees to their clients.
     (a)(5)(iii)    Form of letter to stockholders dated April 16, 2004 from the
                    President and Chief Executive Officer of First Federal
                    Bancshares.
     (a)(5)(iv)     Form of Question-and-Answer Brochure.
     (a)(5)(v)      Form of Guidelines for Substitute Form W-9.
     (a)(5)(vi)     Press Release.
     (a)(5)(vii)    Form of memo to employees of First Federal Bancshares.